Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-231510

September 2, 2021

PUBLIC STORAGE

€700,000,000 0.500% Senior Notes due 2030

Final Term Sheet

Issuer:	Public Storage (PSA)

Security:	0.500% Senior Notes due 2030 (the “Notes”)

Offering Format:	SEC Registered; Classic Global Notes

Trade Date:	September 2, 2021

Settlement Date:	September 9, 2021 (London T+5)

Aggregate Principal Amount:	€700,000,000

Maturity Date:	September 9, 2030

Coupon:	0.500% per annum

Mid-Swap Yield:	-0.080%

Spread to Mid-Swap Yield:	+ 65 basis points

Yield to Maturity (annual):	0.570%

Price to Public:	99.388% of principal amount

Benchmark Government Security:	DBR 0.000% due August 15, 2030

Benchmark Government Price:	€104.260

Spread to Benchmark Government Security:	+ 103.6 basis points

Underwriting Discount:	0.425% of principal amount

Interest Payment Date:	September 9 of each year, commencing on September 9, 2022

Record Date:	August 25

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Redemption Provision:

The notes will be redeemable at any time in whole, or from time to time in part, at the issuer’s option at a redemption price equal to the greater of (i) 100% of the aggregate principal amount of notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed assuming that the notes being redeemed matured on June 9, 2030 (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate, plus 20 basis points, plus, in each case, accrued and unpaid interest on such notes to, but not including, the redemption date.

Notwithstanding the foregoing, if the notes are redeemed on or after June 9, 2030 (three months prior to the Maturity Date), the redemption price will equal 100% of the aggregate principal amount of the notes being redeemed plus accrued and unpaid interest on such notes to, but not including, the redemption date.

Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange.

Expected Ratings:*	A2 (Stable) by Moody’s Investors Service, Inc. A (Stable) by Standard & Poor’s

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Joint Book-Running Managers:	Merrill Lynch International Morgan Stanley & Co. International plc UBS AG London Branch

Common Code:	238469783

ISIN Number:	XS2384697830

CUSIP Number:	74460D AF6

Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated September 2, 2021.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the prospectus supplement related thereto if you request it by contacting Merrill Lynch International at +44-(0)20-7995-3966, Morgan Stanley & Co. International plc at +1-866-718-1649, or UBS AG London Branch at +44-20-7567-2477.

EEA

PRIIPs/ Important - EEA Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

United Kingdom

UK PRIIPs/ Important - UK Retail Investors

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of United Kingdom domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA. Consequently no key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

UK MiFIR product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

In the United Kingdom, this final term sheet is being distributed to, and is directed only at, persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”). Accordingly, this final term sheet is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this final term sheet relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this final term sheet or any of its contents.

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